EXHIBIT 99.12
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                                NOTICE OF MEETING

                                       AND

                              INFORMATION CIRCULAR



                                IN RESPECT OF THE


                           ANNUAL AND SPECIAL MEETING
                                 OF UNITHOLDERS



                       TO BE HELD ON TUESDAY, MAY 18, 2004





                              DATED APRIL 15, 2004

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                      NOTICE OF ANNUAL AND SPECIAL MEETING


         NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Vermilion Energy Trust (the "Trust") will be held at the Grand Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Tuesday, May 18, 2004 at 10:00 a.m. (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Trust (the "Circular") accompanying this Notice, namely:

         1. to receive the consolidated financial statements of the Trust together with the Report of the Auditors thereon for the year ended December 31, 2003;

         2.       to appoint auditors of the Trust for the ensuing year;

         3. to elect the directors of Vermilion Resources Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

         4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving an increase in the number of Trust Units reserved for issuance pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of the Trust; and

         5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

         The full text of the resolutions for the matter referred to in Item 4 are set out in Schedule "A" to the Circular.

         Only Unitholders of record at the close of business on April 2, 2004 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

         IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND FORWARD IT IN THE ENCLOSED SELF-ADDRESSED ENVELOPE, OR OTHERWISE DELIVER IT TO COMPUTERSHARE TRUST COMPANY OF CANADA AT 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 ATTENTION: PROXY DEPARTMENT, TO REACH THE ADDRESSEE NO LATER THAN 3:00 P.M. (TORONTO TIME) ON MAY 14, 2004 OR, IF THE MEETING IS ADJOURNED, BY 3:00 P.M. (TORONTO TIME) ON THE SECOND BUSINESS DAY PRIOR TO THE DATE ON WHICH THE MEETING IS RECONVENED.

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                                      -2-


         Holders of exchangeable shares in the capital of Vermilion Resources Ltd. ("Exchangeable Shares") of record at the close of business on April 2, 2004 will be entitled to notice of and to vote, through the mechanics for voting provided in the voting and exchange trust agreement dated January 16, 2003 among the Trust, Vermilion Acquisition Ltd. and Computershare Trust Company of Canada, in its capacity as the exchangeable shares trustee, or any adjournment thereof.

         HOLDERS OF EXCHANGEABLE SHARES MAY VOTE BY SIGNING THE ENCLOSED FORM OF VOTING INSTRUCTION FORM AND FORWARDING IT IN THE ENCLOSED SELF-ADDRESSED ENVELOPE, OR OTHERWISE DELIVER IT TO COMPUTERSHARE TRUST COMPANY OF CANADA, SUITE 710, 530-8TH AVENUE S.W., CALGARY, ALBERTA, T2P 3S8 ATTENTION: PROXY DEPARTMENT. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, THE VOTING INSTRUCTION FORM MUST BE RECEIVED NO LATER THAN 3:00 P.M. (CALGARY TIME) ON MAY 14, 2004.

                                          BY ORDER OF THE BOARD OF DIRECTORS OF
                                          VERMILION RESOURCES LTD.


                                          (Signed)
                                          Charles Berard
                                          Corporate Secretary
Calgary, Alberta
April 2, 2004

                             VERMILION ENERGY TRUST
                    PROXY STATEMENT AND INFORMATION CIRCULAR
                             DATED APRIL 15, 2004(1)

                   QUESTIONS AND ANSWERS ON VOTING AND PROXIES


Vermilion Energy Trust (the "Trust") is holding an Annual and Special Meeting (the "Meeting") of holders ("Unitholders") of trust units ("Trust Units") of the Trust to be held at 10:00 a.m. in the Grand Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Tuesday, May 18, 2004.

The Trust has two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and a special voting unit (the "Special Voting Unit"). A Special Voting Unit was issued to Computershare Trust Company of Canada in its capacity as trustee (the "Exchangeable Shares Trustee") under a voting and exchange trust agreement dated January 16, 2003 among the Trust, Vermilion Acquisition Ltd. and the Exchangeable Shares Trustee (the "Voting and Exchange Trust Agreement") for the benefit of holders of Exchangeable Shares in connection with a plan of arrangement (the "Arrangement") involving the Trust, Vermilion Resources Ltd. ("VRL"), Clear Energy Inc. and Vermilion Acquisition Ltd.

The Trust Units and the Special Voting Unit vote together as a single class on all matters. However, the means by which Unitholders and holders of Exchangeable Shares vote their Trust Units and Exchangeable Shares, respectively, is different.

As it is important that your Trust Units or Exchangeable Shares, as the case may be, are represented at the Meeting, please refer to the following questions and answers which provide guidance on how to vote your securities.

IF YOU ARE A UNITHOLDER, the questions and answers from numbers 1 to 16 provide information respecting this solicitation of proxies and guidance on how to vote your Trust Units. In particular, if you are not a registered Unitholder, Q&A No. 16 describes the procedure to be followed to vote your Trust Units.

IF YOU ARE A HOLDER OF EXCHANGEABLE SHARES, the questions and answers in numbers 1 to 15 provide information respecting this solicitation of proxies and guidance on how holders of Exchangeable Shares vote.

1.       WHO IS SOLICITING MY PROXY?

This Circular is furnished in connection with the solicitation by the management of VRL on behalf of the Trust of proxies to be used at the Meeting and at any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail and may be supplemented by telephone or other contact by employees or agents of VRL at a nominal cost, and all costs thereof will be borne by VRL.

2.       WHAT AM I VOTING ON?

         o The election of the directors to the board of directors of VRL (the "Board"). Although Unitholders are not shareholders of VRL, they are entitled to elect the directors of VRL as if they were shareholders of VRL. Holders of Exchangeable Shares are shareholders of VRL. However, the terms of the Exchangeable Shares do not provide the right to directly vote at meetings of Unitholders. Holders of Exchangeable Shares can indirectly vote for the election of directors by directing the Exchangeable Shares Trustee to exercise that number of votes equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable, as provided for in the Voting and Exchange Trust Agreement.

         o        The appointment of the auditors of the Trust.

         o The reservation for issuance of up to an additional 775,000 Trust Units pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of the Trust (the "Incentive Rights Plan").

Trust Units and Exchangeable Shares may be voted for or withheld from voting on the election of directors and the appointment of auditors. Trust Units and Exchangeable Shares may be voted for or against the reservation for issuance of up to an additional 775,000 Trust Units pursuant to the exercise of rights granted under the Incentive Rights Plan.

------------------
(1) The information set forth in this proxy statement and information circular is as of March 31, 2004, except as otherwise indicated.

AS INDICATED ELSEWHERE IN THIS CIRCULAR, THE BOARD AND MANAGEMENT OF VRL ARE RECOMMENDING THAT UNITHOLDERS AND HOLDERS OF EXCHANGEABLE SHARES VOTE FOR THE ABOVE RESOLUTIONS.

3.       WHO IS ENTITLED TO VOTE?

Unitholders as of the close of business on April 2, 2004 or their duly appointed proxies will be entitled to attend the Meeting or to register a vote. If you have acquired Trust Units after April 2, 2004, please refer to Q&A No. 12 to determine whether and how you may vote such Trust Units.

Shareholders of Exchangeable Shares as of the close of business on April 2, 2004 will be entitled to attend the Meeting and to vote with respect to the matters to be considered at the Meeting in accordance with the terms and conditions of the Voting and Exchange Trust Agreement. Shareholders of Exchangeable Shares should refer to the voting direction which was provided to holders of Exchangeable Shares with this proxy statement and information circular.

4.       HOW DO I VOTE?

IF YOU ARE A REGISTERED UNITHOLDER there are two ways that you can vote your Trust Units. You may vote in person at the Meeting or you may complete and sign the enclosed proxy form appointing the named persons or some other person you choose to represent you and vote your Trust Units at the Meeting.

If you wish to vote in person at the Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Meeting. Completing, signing and returning your proxy form does not preclude you from attending the Meeting in person.

If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or against or withheld from voting in accordance with your wishes as specified thereon on any ballot that may be called at the Meeting. A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE UNITHOLDER OR BY THE UNITHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE UNITHOLDER IS A CORPORATION, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

If your Trust Units are in your brokerage account and therefore registered in the name of a nominee, please see Q&A No. 16 for voting instructions.

IF YOU ARE A HOLDER OF EXCHANGEABLE SHARES, there are three ways holders of Exchangeable Shares can vote. A holder of Exchangeable Shares may: (i) direct the Exchangeable Shares Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable; (ii) direct the Exchangeable Shares Trustee to give a proxy to such holder or his designee to personally exercise such votes; or (iii) give a proxy to representatives of the management of the Trust to exercise such votes.

5.       HOW DO I ATTEND THE MEETING IN PERSON?

Unitholders and holders of Exchangeable Shares should present themselves to a representative of Computershare Trust Company of Canada, the Trust's registrar and transfer agent, at the Meeting. Persons who are not proxyholders, Unitholders or holders of Exchangeable Shares may be admitted subject to the discretion of the chairman of the Meeting and subject to any space constraints after addressing themselves to a representative of Computershare Trust Company of Canada. NON-REGISTERED UNITHOLDERS WISHING TO ATTEND THE MEETING SHOULD REFER TO Q&A NO. 16.

6.       WHAT IF I SIGN THE PROXY FORM/VOTING DIRECTION ENCLOSED WITH THIS
         CIRCULAR?

IN THE CASE OF UNITHOLDERS, signing the enclosed proxy form gives authority to Lorenzo Donadeo or Curtis Hicks, both of whom are officers of VRL, to vote your Trust Units at the Meeting.

IN THE CASE OF HOLDERS OF EXCHANGEABLE SHARES, signing the enclosed voting direction directs the Exchangeable Shares Trustee, Lorenzo Donadeo, Curtis Hicks or other designated proxy to vote or abstain from voting as directed in such voting direction.

7. CAN I APPOINT SOMEONE OTHER THAN THESE PERSONS TO VOTE MY TRUST UNITS OR EXCHANGEABLE SHARES, AS THE CASE MAY BE?

YES, YOU CAN APPOINT SOMEONE OTHER THAN THESE PERSONS TO VOTE YOUR TRUST UNITS OR EXCHANGEABLE SHARES. Write the name of the person you wish to appoint, who need not be a Unitholder or holder of Exchangeable Shares, in the blank space provided in the proxy form or voting direction, as the case may be.

PLEASE NOTE THAT IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SECURITIES. Persons who are appointed as such should, at the Meeting, present

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                                      -3-


themselves to a representative of Computershare Trust Company of Canada.

8.       WHAT DO I DO WITH MY COMPLETED PROXY FORM/VOTING DIRECTION?

Return it to Computershare Trust Company of Canada, in the envelope provided so that it arrives NO LATER THAN 3:00 P.M. (TORONTO TIME) ON MAY 14, 2004. All Trust Units and Exchangeable Shares represented by properly executed proxy forms or voting directions, as the case may be, received by Computershare Trust Company of Canada prior to such time will be voted for or against or withheld from voting, in accordance with your instructions as specified in the proxy form or voting direction, as the case may be, on any matter dealt with at the Meeting.

9.       HOW WILL MY TRUST UNITS OR EXCHANGEABLE SHARES BE VOTED IF I GIVE MY
         PROXY?

The persons named in the proxy form or voting direction, as the case may be, must vote or withhold from voting your Trust Units or Exchangeable Shares, as the case may be, in accordance with your directions.

In the absence of such directions, your Trust Units will be voted FOR the matters specified in the proxy. In the absence of such directions the Exchangeable Shares Trustee will not vote with respect to those Exchangeable Shares.

10. IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY OR VOTING DIRECTION ONCE I HAVE GIVEN IT?

Yes. A Unitholder or holder of Exchangeable Shares who has given a proxy or voting direction, as the case may be, may revoke it by depositing an instrument in writing (which includes another proxy form or voting direction, as the case may be, with a later date) executed by the Unitholder or holder of Exchangeable Shares or by its attorney authorized in writing with the Corporate Secretary, c/o Vermilion Resources Ltd., Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or by depositing it with the chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A Unitholder or holder of Exchangeable Shares may also revoke a proxy in any other manner permitted by law.

IT SHOULD BE NOTED THAT THE PARTICIPATION IN PERSON BY A UNITHOLDER IN A VOTE BY BALLOT AT THE MEETING WILL AUTOMATICALLY REVOKE ANY PROXY WHICH HAS BEEN PREVIOUSLY GIVEN BY THE UNITHOLDER IN RESPECT OF BUSINESS COVERED BY THAT VOTE.

11. WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

The person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As of March 31, 2004, management of VRL and the Trust know of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

12. WHAT IF OWNERSHIP OF TRUST UNITS OR EXCHANGEABLE SHARES IS TRANSFERRED AFTER APRIL 2, 2004?

IF YOU ARE A UNITHOLDER on April 2, 2004 you are entitled to receive notice and to vote at the Meeting, even though since that time you have disposed of your Trust Units. If you acquired your Trust Units after April 2, 2004, you are not entitled to receive notice of or to vote at the Meeting unless you establish, not later than 10 days before the Meeting, the right to vote by providing evidence of your ownership of Trust Units to Computershare Trust Company of Canada and request that your name be placed on the voting list.

IF YOU ARE A HOLDER OF EXCHANGEABLE SHARES on April 2, 2004 you are entitled to receive notice of and to vote such Exchangeable Shares in accordance with the terms and conditions of the Voting and Exchange Trust Agreement and the voting direction. If you acquired your Exchangeable Shares after April 2, 2004 you are not entitled to receive notice of or to vote in accordance with the Voting and Exchange Trust Agreement.

13. HOW MANY VOTES ARE REQUIRED TO APPROVE THE MATTERS TO BE CONSIDERED AT THE MEETING?

The election of directors and the appointment of auditors will each be determined by a majority of votes cast. The reservation for issuance of up to an additional 775,000 Trust Units by the Trust pursuant to the Incentive Rights Plan must be approved by more than 50% of votes cast. In addition, the Toronto Stock Exchange requires this resolution be approved by

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                                      -4-


a majority of the votes cast at the meeting other than votes attaching to Trust Units or Exchangeable Shares beneficially owned by insiders of the Trust and its subsidiaries and associates of such insiders.

14.      WHO COUNTS THE VOTES?

The Trust's registrar and transfer agent, Computershare Trust Company of Canada, counts and tabulates the votes. This is done independently of VRL to preserve the confidentiality of individual votes. Proxies and voting directions are referred to VRL only in cases where a Unitholder or Exchangeable Shareholder clearly intends to communicate with management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.

15. HOW CAN I CONTACT THE REGISTRAR AND TRANSFER AGENT OR EXCHANGEABLE SHARES TRUSTEE?

You can contact the registrar and transfer agent or Exchangeable Shares Trustee at:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue S.W.
Calgary, Alberta   T2P 3S8
Phone:            1-888-267-6555
Facsimile:        1-888-453-0330
Web site:         www.computershare.com
E-mail:           caregistryinfo@computershare.com

16. IF MY TRUST UNITS ARE NOT REGISTERED IN MY NAME BUT ARE HELD IN THE NAME OF A NOMINEE (A BANK, TRUST COMPANY, SECURITIES BROKER, TRUSTEE OR OTHER), HOW DO I VOTE MY TRUST UNITS?

IF YOU ARE A NON-REGISTERED UNITHOLDER, THERE ARE, AS DISCUSSED BELOW, TWO WAYS THAT YOU CAN VOTE YOUR TRUST UNITS WHICH ARE HELD BY YOUR NOMINEE. Applicable securities laws require your nominee to seek voting instructions from you in advance of the meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a proxy form for the number of Trust Units you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by non-registered Unitholders to ensure that their Trust Units are voted at the Meeting. Accordingly, for your Trust Units to be voted by you, please follow the voting instructions provided by your nominee.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee.

Non-registered Unitholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

               RELATIONSHIPS AMONG THE TRUSTEE, THE TRUST AND VRL

         The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to an amended and restated trust indenture (the "Trust Indenture") dated as of January 15, 2003 between VRL and Computershare Trust Company of Canada (the "Trustee"), as trustee, as amended from time to time. The Trust was formed on December 16, 2002. As a result of the completion of the Arrangement, former holders of common shares of Vermilion Resources Ltd. received Trust Units or Exchangeable Shares, or a combination thereof, in accordance with the elections made by such shareholders, and VRL became a subsidiary of the Trust.

                          INTEREST OF THE TRUSTEE, VRL
        AND THE DIRECTORS AND OFFICERS OF VRL IN MATTERS TO BE ACTED UPON

         Neither the Trustee, VRL nor any directors or officers of VRL, nor any proposed nominee for election as a director of VRL, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the participation by such directors and officers in the trust unit rights incentive plan of the Trust (the "Incentive Rights Plan").

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee, VRL nor any director or officer of VRL, nor any proposed nominee for election as a director of VRL, nor any other insider of the Trust, or VRL, nor any associate or affiliate of any one of them has or has had, at any time since the year ended December 31, 2003, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or VRL.

        INDEBTEDNESS OF THE TRUSTEE AND THE DIRECTORS AND OFFICERS OF VRL

         Neither the Trustee nor any of the directors or officers of VRL, nor any proposed nominee for election as a director of VRL, nor any associate or affiliate of any one of them is, or was, indebted, directly or indirectly, to the Trust or VRL at any time since the beginning of the year ended December 31, 2003.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

TRUST UNITS

         As at March 31, 2004, the Trust had 59,627,422 issued and outstanding Trust Units. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

EXCHANGEABLE SHARES

         As at March 31, 2004, one Special Voting Unit has been issued to the Exchangeable Shares Trustee under the Voting and Exchange Trust Agreement in conjunction with the issuance of Exchangeable Shares pursuant to the Arrangement. The Special Voting Unit carries a number of votes equal to the number of Trust Units rounded down to the nearest whole number into which the Exchangeable Shares are then exchangeable. Each holder of Exchangeable Shares on the April 2, 2004 is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of Trust Units rounded down to the nearest whole number into which that holder's Exchangeable Shares are then exchangeable. As of March 31, 2004, there are 4,811,852 Exchangeable Shares issued and outstanding and the exchange ratio is currently 1.16656 Trust Units for each Exchangeable Share.

                                PRINCIPAL HOLDERS

         As at March 31, 2004, and to the knowledge of the directors and senior officers of VRL no person or company beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the issued and outstanding Trust Units or Exchangeable Shares. As of March 31, 2004, the directors and senior officers of VRL beneficially owned, directly or indirectly, or exercised control or direction over, 2,472,732 Trust Units representing approximately 4.1% of the issued and outstanding Trust Units and 4,488,951 Exchangeable Shares representing 93.3% of the issued and outstanding Exchangeable Shares. Each such Exchangeable Share held by such director or senior officer is exchangeable into Trust Units at the current exchange ratio of 1.16656.

                        REPORT ON EXECUTIVE COMPENSATION

         The Governance and Human Resources Committee determined the compensation to be provided to the executive officers of VRL. VRL recognizes the need to deliver a compensation package that recognizes top performance and the ability to attract and retain top performers. Compensation for all of the officers, including the Chief Executive Officer, is reviewed against prevailing industry compensation practices for oil and gas trusts, the Trust's performance in achieving certain goals and the Trust's performance in relation to the performance of the Trust's peers. Standard benefits are provided to all employees, including the executive officers. Executive compensation also includes participation in the Incentive Rights Plan and the VRL employee trust unit ownership and RRSP savings plan (the "Savings Plan").

         BASE SALARY: The Governance and Human Resources Committee strives to set all executive annual salaries at a level comparable to executive officers of comparable oil and gas trusts based upon a review of an independently prepared compensation survey by Mercer Human Resources Consulting Limited and information obtained through participation in the Calgary Exchange Group, an association of small to mid-size oil and gas companies established to exchange member information related to human resources practices.

         BONUSES: The employee bonus plan (the "Employee Bonus Plan") approved by the Unitholders in January 2003, is a broad based plan available to all employees including the executive officers. The Employee Bonus Plan provides that an amount of up to 2.0% per month of net operating income calculated at the end of each calendar month is available to be paid in bonuses pursuant to the Employee Bonus Plan. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed the 2% threshold. See "Executive Compensation - Employee Bonus Plan" for more information in respect of the Employee Bonus Plan. As part of the Employee Bonus Plan, the board of directors established a key employee exemplary performance program (the "KEEP") in early 2003 primarily to retain VRL's key employees while reorganizing its structure from an equity company into an oil and gas trust. The KEEP award, which guaranteed a certain bonus payment, was granted to such key employees in lieu of the typical discretionary bonus. The value attributed to the KEEP award was determined based on the individual's ability to drive VRL forward into its conversion as a premier oil and gas trust. The KEEP is still in effect with certain employees, including the executive officers eligible to participate, however, the guaranteed portion has been reduced for 2004.

         INCENTIVE RIGHTS PLAN: The board of directors may grant trust unit incentive rights ("Rights") to purchase Trust Units to directors, officers, employees and consultants of the Trust. The Incentive Rights Plan is a key instrument used in attracting and retaining top performing employees with the entrepreneurial characteristics needed to further the Trust's objectives and prospects for further growth.

         SAVINGS PLAN: The board of directors approved the Savings Plan effective September, 2003. As an integral part of the Trust's incentive program, the Savings Plan represents VRL's ongoing commitment to maintaining a value driven approach - employees who think like owners, spend money that way. This is a voluntary plan that allows all eligible employees, including the five executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which VRL will match each dollar contributed by the employee, up to a maximum of 5%. Funds contributed up to the maximum combined contribution of 10% of the base salary are used to purchase Trust Units through the facilities of the Toronto Stock Exchange (the "TSX"). The Trust Units purchased through the employee and VRL contributions can be sold at any time, provided that any Trust Units purchased with VRL contributions must have been held for at least one year from the date of contribution.

         The Governance and Human Resources Committee believes that it has been successful in providing VRL's executive officers with a package that combines reasonable base compensation with additional potential short-term and long-term financial rewards that are tied to positive operational and financial results and increases in Unitholder value.

         The foregoing report is respectfully submitted to the Unitholders by the Governance and Human Resources Committee.

         Larry J. Macdonald
         Jeffrey S. Boyce
         Joseph F. Killi

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation information for each of the chief executive officer, chief financial officer and three most highly compensated executive officers of VRL (collectively, the "Named Executive Officers") for the three years ended December 31, 2003.

--------------------------------------------------------------------------------------------------------------------------
                                                   Annual Compensation            Long-Term Compensation
                                    -------------------------------------------- -------------------------
                                                                                    Awards       Payout
                                                                                 ------------- -----------
                                                                                  Securities
                                                                      Other      Under Trust
                                                                     Annual          Unit
                                            Salary      Bonus(6)   Compensation   Incentive      LTIP         All Other
      NAME AND POSITION(1)           Year     ($)         ($)           ($)         Rights      Payouts    Compensation(5)
--------------------------------------------------------------------------------------------------------------------------
Lorenzo Donadeo                     2003                500,000         --          450,000        --          31,358
President and Chief Executive       2002    275,000(2)       --         --           75,000        --          27,039
Officer                             2001    245,000      55,000         --               --        --          24,696
                                            220,000
Curtis Hicks                        2003                220,000         --          300,000        --          16,182
Vice-President, Finance and Chief   2002    166,667(3)       --         --               --        --              --
Financial Officer                   2001         --          --         --               --        --              --

Claudio Ghersinich                  2003    255,000     450,000         --          360,000        --          30,773
Executive Vice-President,           2002    245,000          --         --           75,000        --          26,895
Business Development                2001    220,000      55,000         --               --        --          24,477

Martin Robert                       2003    175,333     200,000      8,847(4)       180,000        --          26,780
Vice President, Engineering and     2002    176,000          --     94,056(4)        30,000        --          18,825
International Operations            2001    170,000      35,000     97,366(4)            --        --          13,998

Raj Patel                           2003    168,500     175,000         --          150,000        --          18,229
Vice-President, Marketing           2002    160,000          --         --           20,000        --          16,686
                                    2001    139,000      50,000         --           90,000        --          15,030
--------------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Each Named Executive Officer receives compensation in their role as an officer of VRL, a subsidiary of the Trust.
(2) Lorenzo Donadeo was appointed to the position of President and Chief Executive Officer effective January 22, 2003. Prior to that time, Mr. Donadeo held the position of Chief Operating Officer of VRL.
(3) Curtis Hicks was appointed Vice-President, Finance and Chief Financial Officer of VRL on March 3, 2003. (4) Martin Robert received a foreign hardship allowance and cost of living allowance while an expatriate in France with VRL. Mr. Robert was expatriated to VRL's subsidiary office in France in 1997 and repatriated on January 18, 2003.
(5) Messrs. Donadeo and Ghersenich each received a one-time payment of $330,000 as determined by the board of directors of VRL, resulting from the key role that each of them played in initiating the transaction creating the Trust.
(6) Bonuses for 2003 were paid to the Named Executive Officers, net of required withholdings including income taxes, approximately 50% in Trust Units and the balance in cash.

RIGHTS GRANTED

         The following table sets forth details with respect to Rights granted to the Named Executive Officers during 2003 pursuant to the Incentive Rights Plan. See "Trust Unit Incentive Rights Plan".

                          RIGHTS GRANTS DURING THE MOST
                        RECENTLY COMPLETED FINANCIAL YEAR

----------------------------------------------------------------------------------------------------------------------
                                                                                 MARKET VALUE OF
                                                                                    SECURITIES
                                             % OF TOTAL                           UNDERLYING
                                               RIGHTS             INITIAL             RIGHTS
                           RIGHTS            GRANTED TO         EXERCISE OR       ON THE DATE OF
                           GRANTED          EMPLOYEES IN        BASE PRICE            GRANT
       NAME                  (#)           FINANCIAL YEAR      ($/SECURITY)      ($/SECURITY)(1)     EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
Lorenzo Donadeo            450,000             9.31%              $11.45            $5,152,500      January 29, 2008
----------------------------------------------------------------------------------------------------------------------
Curtis W. Hicks            300,000             6.20%              $11.45            $3,435,000      January 29, 2008
----------------------------------------------------------------------------------------------------------------------
Claudio A.                 360,000             7.44%              $11.45            $4,122,000      January 29, 2008
Ghersinich
----------------------------------------------------------------------------------------------------------------------
Martin Robert              180,000             3.72%              $11.45            $2,061,000      January 29, 2008
----------------------------------------------------------------------------------------------------------------------
Raj Patel                  150,000             3.10%              $11.45            $1,717,500      January 29, 2008
----------------------------------------------------------------------------------------------------------------------

NOTE:

(1) At the election of a holder of Rights, the exercise price per Right granted under the Incentive Rights Plan may be reduced from time to time by deducting from the exercise price of each Right (the "Grant Price") the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the date of grant which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution may be deducted from the Grant Price.


AGGREGATE RIGHTS EXERCISED AND YEAR-END VALUES

         The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised and the value of the in-the-money Rights at December 31, 2003.

                      AGGREGATE RIGHTS EXERCISED DURING THE
                   MOST RECENTLY COMPLETED FINANCIAL YEAR AND
                        FINANCIAL YEAR-END RIGHTS VALUES

---------------------------------------------------------------------------------------------------------------------------
                                                                           UNEXERCISED           VALUE OF UNEXERCISED
                                SECURITIES           AGGREGATE                RIGHTS                 IN-THE-MONEY
                               ACQUIRED ON             VALUE                AT FY-END              RIGHTS AT FY-END
                                 EXERCISE            REALIZED                  (#)                        ($)
          NAME                      (#)                  ($)        EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE(1)
---------------------------------------------------------------------------------------------------------------------------
Lorenzo Donadeo                     --                   --                   0/450,00              0/$1,750,500
---------------------------------------------------------------------------------------------------------------------------
Curtis W. Hicks                     --                   --                  0/300,000              0/$1,167,000
---------------------------------------------------------------------------------------------------------------------------
Claudio A. Ghersinich               --                   --                  0/360,000              0/$1,400,000
---------------------------------------------------------------------------------------------------------------------------
Martin Robert                       --                   --                  0/180,000                0/$700,200
---------------------------------------------------------------------------------------------------------------------------
Raj Patel                           --                   --                  0/150,000                0/$583,500
---------------------------------------------------------------------------------------------------------------------------

NOTE:

(1) At the election of a holder of Rights, the exercise price per Right granted under the Incentive Rights Plan may be reduced from time to time by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the date of grant which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution may be deducted from the Grant Price.

         The value of the exercisable Rights (market value of Trust Units less the initial exercise price reduced by eligible distributions) at December 31, 2003, was based upon the closing price of $15.34 of the Trust Units on December 31, 2003, being the last day of trading of the Trust Units in 2003, as quoted by the TSX.

REMUNERATION OF DIRECTORS

         An annual retainer of $15,000 is paid to each independent director together with board meeting fees of $1,000 per board meeting and $1,000 per committee meeting. In addition, the Lead Director receives an annual retainer of $10,000 and each committee chair receives an annual retainer of $3,000. In the year ended December 31, 2003, a total of $119,000 in fees were paid to the independent directors of VRL.

         Directors are entitled to participate in the Incentive Rights Plan and receive reimbursement for out of pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors. An aggregate of 300,000 Rights were issued to directors of VRL during 2003.

INCENTIVE RIGHTS PLAN

         The board of directors of VRL and the Unitholders have approved the Incentive Rights Plan for directors, officers, employees or consultants of VRL which currently permits the granting of Rights to purchase up to a maximum of 6,000,000 Trust Units provided that the number of Trust Units reserved from time to time for Rights may not be more than 10% of the aggregate number of the then issued and outstanding Trust Units. Pursuant to the Incentive Rights Plan, the directors of VRL may, from time to time, at their discretion, grant to service providers of the Trust, or any of its subsidiaries, including VRL, in connection with their employment or position, Rights to purchase Trust Units.

         The board of directors of VRL may, in its discretion, permit vested Rights to be surrendered to the Trust unexercised in consideration for a payment to the holder of such Rights in cash or Trust Units having a value equal to the excess, if any, of the aggregate fair market value of the Trust Units able to be purchased pursuant to such Rights, determined by reference to the closing price of the Trust Units on the TSX on the trading day immediately prior to the date of surrender of the Rights, over the aggregate exercise price of the Rights. All Rights will be non-assignable and non-transferable.

         The term of a Right may be exercised during a period not exceeding ten years from the date upon which the Right was granted (the "Grant Date"), however, VRL currently limits the term to five years.

         Any Rights granted shall vest pursuant to vesting schedules determined by the board of directors of VRL in its sole discretion. VRL's current provisions for vesting require all rights agreements, including those provided to directors and executive officers, to vest in thirds, with the first third vesting one year from the date of grant. The rights agreements also provide for the vesting period to be delayed for the same period of time extended with a leave of absence without pay (for any reason), recognizing the recipient has stepped away from the ability to contribute to the success of VRL during such leave. Early vesting privileges are also provided in the event of a termination, providing the terminated employee exercise Rights that would have normally vested during their severance period.

         Subject to regulatory approval, the Grant Price per Right shall be equal to the per Trust Unit closing price of the Trust Units on the TSX on the trading day immediately preceding the Grant Date. At the election of a holder of Rights, the Exercise Price per Right may be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

         During the year ended December 31, 2003, the Trust granted 4,825,300 Rights to purchase Trust Units at exercise prices ranging from $11.45 to $14.77 per Trust Unit.

         At the Meeting, securityholders will be asked to consider and, if deemed appropriate, approve a resolution to increase the number of Trust Units reserved for issuance pursuant to the exercise of Rights. See "Special Meeting Matter - Amendments to the Incentive Rights Plan to Increase the Number of Trust Units Reserved for Issuance under the Incentive Rights Plan".

EMPLOYEE BONUS PLAN

         VRL has adopted the Employee Bonus Plan. The principal purpose of the Employee Bonus Plan is to advance the interests of the Trust and its subsidiaries (collectively, "Vermilion") by providing for bonuses for employees of Vermilion who are designated as participants thereunder. The Employee Bonus Plan is intended to attract and retain such employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of Vermilion, and align their interests with those of the Unitholders.

         The Employee Bonus Plan is administered by the board of directors of VRL. Under the Employee Bonus Plan, the board of directors of VRL will, on an annual basis, assess the performance of employees and may allocate a bonus in such amount as the board determines appropriate in its sole discretion based upon corporate performance and the achievement of key organizational success factors, individual value add and individual effort. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed 2% per year of the net operating income of Vermilion. The payment of bonuses in any plan year may be made in cash, Trust Units or in a combination of cash and Trust Units as the board of directors may determine in its sole discretion. A total of 2,000,000 Trust Units are reserved for issuance pursuant to the Employee Bonus Plan. In the event of a change of control, VRL shall terminate the Employee Bonus Plan and pay each participant a final bonus amount determined and allocated by the board of directors in its sole discretion out of the monthly bonus amount accumulated within the plan at the time of the change of control. This amount will accrue at the rate of 2% per month of the net operating income of Vermilion for each month. For the fiscal period ended December 31, 2003, an aggregate of 49,630 Trust Units were issued pursuant to the Employee Bonus Plan.

         The board of directors of VRL may, in its discretion, pay cash bonuses to its employees in addition to the bonuses payable in cash and Trust Units under the Employee Bonus Plan.

         As part of the Employee Bonus Plan, certain employees are eligible to participate in the KEEP.

EMPLOYEE SAVINGS PLAN

         VRL has implemented the Savings Plan. Participation in the Savings Plan is voluntary and allows eligible employees, including VRL's executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which VRL will match each dollar contributed by the employee. Funds contributed up to the maximum combined contribution of 10% of the participating employee's base salary are used to purchase Trust Units on the TSX. The Savings Plan may also be utilized in conjunction with the Trust's distribution reinvestment and optional trust unit purchase plan.

EMPLOYMENT CONTRACTS

         Each of the Named Executive Officers is a party to an executive employment agreement with VRL pursuant to which VRL will make a lump-sum payment to the executive in the event of termination without cause, for "good reason" or in the event of a "change of control" (as defined in the employment agreements). The amount of the lump sum payments in respect of Messrs. Donadeo, Ghersinich and Hicks is equal to 24 months salary together with the average of the previous three years of bonus payments, unless such termination occurs in 2004 or 2005. If the termination occurs in 2004, then the executive will receive the bonus paid in 2003. If the termination occurs in 2005, then the executive shall receive the average of the bonuses paid in 2003 and 2004. In addition, each of such Named Executive Officers would receive the cash equivalent of 24 months of benefits in effect as of the date the termination notice is given. In respect of Messrs. Robert and Patel, the amount of the lump sum payment which will be made to the executive in the event of termination without cause, for "good reason" or in the event of a "change of control" is equal to 12 months salary, the average of the previous three years of bonus payments as calculated above and the cash equivalent of 12 months of benefits in effect as of the date the termination notice is given.

               SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth the number of Trust Units to be issued upon exercise of outstanding Rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding Rights and the number of Trust Units remaining available for future issuance under equity compensation plans of the Trust.

----------------------------------------------------------------------------------------------------------------------
                                                                                     NUMBER OF SECURITIES REMAINING
                                                                                     AVAILABLE FOR FUTURE ISSUANCE
                                NUMBER OF SECURITIES TO      WEIGHTED-AVERAGE        UNDER EQUITY COMPENSATION PLANS
                                BE ISSUED UPON EXERCISE     EXERCISE PRICE OF      (EXCLUDING SECURITIES REFLECTED IN
        PLAN CATEGORY            OF OUTSTANDING RIGHTS      OUTSTANDING RIGHTS              THE FIRST COLUMN)
----------------------------------------------------------------------------------------------------------------------
Equity compensation plans              4,257,800                  $11.71                       1,480,400
approved by securityholders
----------------------------------------------------------------------------------------------------------------------

Equity compensation plans not             Nil                      Nil                            Nil
approved by securityholders
----------------------------------------------------------------------------------------------------------------------

Total                                  4,257,800                  $11.71                       1,480,400
----------------------------------------------------------------------------------------------------------------------

                          RECORD OF CASH DISTRIBUTIONS

         The following table sets forth the amount of monthly cash distributions per Trust Unit paid by the Trust since the completion of the Arrangement on January 22, 2003. Distributions are generally paid on the 15th day of the month following the month of declaration.


              RECORD DATE               PAYMENT DATE         DISTRIBUTION AMOUNT
              -----------               ------------         -------------------
         2003
              February 28               March 14                    $0.17
              March 31                  April 15                    $0.17
              April 30                  May 15                      $0.17
              May 30                    June 13                     $0.17
              June 30                   July 15                     $0.17
              July 31                   August 15                   $0.17
              August 29                 September 15                $0.17
              September 30              October 15                  $0.17
              October 31                November 14                 $0.17
              November 28               December 15                 $0.17
              December 31               January 14                  $0.17
         2004
              January 30                February 13                 $0.17
              February 27               March 15                    $0.17
              March 31                  April 15                    $0.17
                                                                    -----
              TOTAL CASH DISTRIBUTIONS SINCE JANUARY 24, 2003       $2.38

                              PERFORMANCE ANALYSIS

         The following graph illustrates changes from January 24, 2003 to December 31, 2003 in the cumulative Unitholder return, assuming an initial $100 investment in Trust Units with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the TSX 300 Index and the TSX Oil and Gas Producers Sub-Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

                              [LINE GRAPH OMITTED]

--------------------------------------------------------------------------------------------------
                                      24-Jan-03   31-Mar-03   30-Jun-03   30-Sep-03   31-Dec-03
--------------------------------------------------------------------------------------------------
Vermilion Energy Trust                 $100.00     $107.47     $121.93     $141.01     $149.79
--------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                $100.00     $95.17      $104.77     $111.35     $123.35
--------------------------------------------------------------------------------------------------
S&P/TSX Oil & Gas Producers Index      $100.00     $99.37      $108.76     $108.34     $120.27
--------------------------------------------------------------------------------------------------


                              CORPORATE GOVERNANCE

GENERAL

         In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board of directors, management and shareholders. The TSX has prescribed that all companies listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

         Attached as Schedule "B" to this Proxy Statement and Information Circular is a description of the Trust's corporate governance practices, which have been established pursuant to, among other things, the terms of the Trust Indenture. VRL is committed to a high standard of corporate governance practices. The board of directors of VRL believes that this commitment is not only in the best interest of Unitholders but that it also promotes effective decision making at the board level. The board of directors of VRL is of the view that its approach to corporate governance is appropriate and complies with the objectives and guidelines relating to corporate governance adopted by the TSX. In addition, the board of directors of VRL monitors and considers for implementation by VRL the corporate governance standards which are proposed and/or enforced by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada.

         The board of directors of VRL presently has four standing committees, being an Audit Committee, a Governance and Human Resources Committee, a Reserves Committee and a Health, Safety and Environment Committee. Each member of the committees are "unrelated directors" as defined in the TSX guidelines.

MANDATE OF THE BOARD OF DIRECTORS

         Pursuant to the Trust Indenture, the board of directors has responsibility for the stewardship of the Trust. In carrying out this mandate, the board of directors meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The board of directors is also responsible for the approval of all major transactions, including equity issuances as well as for the Trust's debt and borrowing policies. The board of directors strives to ensure that actions taken by the Trust correspond closely with the objectives of the Unitholders. The board of directors meets at least once annually to review in depth the Trust's strategic plan and it reviews the Trust's resources which are required to carry out the Trust's growth strategy and to achieve its objectives.

COMPOSITION OF THE BOARD OF DIRECTORS

         The board of directors currently consists of five directors who provide a wide diversity of business experience. Three of the board members are independent of management and are unrelated directors, as such terms are defined by the guidelines of the TSX. Each of the unrelated directors is free from any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Trust, other than interests and relationships which arise solely as a result of holding Trust Units or Exchangeable Shares. The members of the board of directors have diverse backgrounds and expertise, and were selected in the belief that the Trust benefits materially from such a broad range of experience and talent.

MANDATE OF LEAD DIRECTOR

         The Lead Director is an unrelated director. The Lead Director is charged with ensuring that the board of directors carries out its responsibilities and that these responsibilities are clearly understood by all of its members. The Lead Director also ensures that the board of directors can function independently of management, that the necessary resources and procedures are available or in place to support its responsibilities and that the appropriate functions are delegated to the relevant committees. The Lead Director is responsible for overseeing and setting agendas for meetings of the board of directors, for the quality of information sent to directors and for the in-camera sessions held among the independent directors at each board of directors meeting. The Lead Director also oversees the annual performance review of the Chief Executive Officer which is conducted by the board of directors and the annual Chief Executive Officer succession planning matters. The Lead Director also reviews the performance of those executive officers which report directly to the Chief Executive Officer.

AUDIT COMMITTEE

         The Audit Committee is comprised of Messrs. Macdonald, Boyce and Killi. The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis, annual and interim earnings press releases, offering documents (including all prospectuses) and other offering memoranda before they are approved by the board of directors. The Audit Committee reviews and makes a recommendation to the board of directors in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Audit Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the board of directors on the Trust's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest. The Audit Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

         The Audit Committee met five times in 2003.

GOVERNANCE AND HUMAN RESOURCES COMMITTEE

         The Governance and Human Resources Committee is comprised of Messrs. Macdonald, Boyce and Killi. The Governance and Human Resources Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and VRL at the time. In addition, the Governance and Human Resources Committee assists the board of directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

         The Governance and Human Resources Committee's mandate also includes reviewing VRL's human resources policies and procedures and compensation and incentive programs. The Governance and Human Resources Committee is responsible for assessing senior management's performance. The Governance and Human Resources Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the board of directors.

         The Governance and Human Resources Committee met one time in 2003.

RESERVES COMMITTEE

         The Reserves Committee is comprised of Messrs. Macdonald and Boyce and is responsible for ensuring that management has designed and implemented effective reserves programs, controls and reporting systems. The Reserves Committee's mandate also includes reviewing the independent reserves evaluation of VRL and any public disclosure of reserves and other oil and gas information and reviewing and approving any proposals to change the evaluating engineers. The Reserves Committee communicates regularly with management to ensure that all reserves evaluations and reports have been properly handled and reported.

         The Reserves Committee did not meet in 2003 as the first engineering report for the Trust was prepared in 2004.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

         The Health, Safety and Environment Committee is comprised of Messrs. Macdonald and Boyce. The Health, Safety and Environment Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the prevention or mitigation of risks, conformity with industry standards and the compliance with applicable legal requirements, and ensuring that management administers VRL's policies and procedures on these matters. It reviews reports and, when appropriate, makes recommendations to the board of directors on VRL's policies and procedures related to health, safety and the environment.

         The Health, Safety and Environment Committee met one time in 2003.

                             SPECIAL MEETING MATTER

AMENDMENTS TO THE INCENTIVE RIGHTS PLAN TO INCREASE THE NUMBER OF TRUST UNITS RESERVED FOR ISSUANCE UNDER THE INCENTIVE RIGHTS PLAN

         Currently, the maximum number of Trust Units reserved for issuance under the Incentive Rights Plan is 6,000,000. The board of directors of VRL believe it is important to issue Rights from time to time to provide a continuing incentive to directors, officers, employees or consultants of VRL. Pursuant to the terms of the Incentive Rights Plan, the total number of Trust Units reserved for issuance under the Incentive Rights Plan shall not exceed 10% of the issued and outstanding Trust Units including Trust Units issuable on the exercise of the Exchangeable Shares. As the number of issued and outstanding Trust Units has increased since the time the Incentive Rights Plan was first created, the board of directors of VRL proposes that Unitholders authorize an increase in the number of Trust Units reserved for issuance pursuant to the exercise of Rights under the Incentive Rights Plan. It is proposed that the number of Trust Units reserved under the Incentive Rights Plan be increased by 775,000 Trust Units. If approved, the number of Trust Units reserved for issuance pursuant to the exercise of Rights under the Incentive Rights Plan as amended, will be 6,775,000 which represents approximately 10% of the issued and outstanding Trust Units (including Trust Units issuable on the exercise of the Exchangeable Shares) as of March 31, 2004.

         The board of directors of VRL believes that it is important to provide competitive compensation to directors, officers, employees and consultants of VRL, including compensation in the form of Rights. The board of directors of VRL considers the increase in the number of Trust Units reserved for issuance pursuant to the exercise of Rights under the Incentive Rights Plan to be appropriate.

         The board of directors of VRL have approved the ordinary resolution to amend the Incentive Rights Plan to increase the number of Trust Units reserved for issuance pursuant to the exercise of Rights under the Incentive Rights Plan and recommend that the Unitholders vote in favour of the ordinary resolution to amend the Incentive Rights Plan. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule "A".

         To be approved, the ordinary resolution to amend the Incentive Rights Plan must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the ordinary resolution to amend the Incentive Rights Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units or Exchangeable Shares beneficially owned by the insiders of the Trust and its subsidiaries and associates of such insiders, who in the aggregate own 2,472,732 Trust Units and 4,488,951 Exchangeable Shares.

                             ANNUAL MEETING MATTERS

FINANCIAL STATEMENTS

         The consolidated financial statements of the Trust for the year ended December 31, 2003 will be placed before the Unitholders at the Meeting. These financial statements were audited by Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta.

ELECTION OF DIRECTORS

         VRL has a board of directors consisting of five members, all of which shall be elected on behalf of the Unitholders.

         The persons listed in the following table will be nominated at the Meeting. In accordance with the Trust Indenture, each director elected will hold office until the close of the next annual meeting of Unitholders, or until his successor is duly elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of persons named on the following table as directors of VRL. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

         The following table includes information about each of the nominees for election as a director, including the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at March 31, 2004. Each of the nominees has served as a director of VRL since the year he first became a director.

                                                                                                    NUMBER OF
                                                                           NUMBER OF TRUST      EXCHANGEABLE SHARES
   NAME AND MUNICIPALITY                                    DIRECTOR OF   UNITS BENEFICIALLY    BENEFICIALLY OWNED
       OF RESIDENCE             PRINCIPAL OCCUPATION         VRL SINCE   OWNED OR CONTROLLED       OR CONTROLLED
--------------------------   ------------------------------ -----------  -------------------    -------------------
Larry J.                     Chief   Executive    Officer,     2002             17,145                   4,486
Macdonald(1)(2)(3)(4)(5)     Point   Energy   Ltd.    from
Calgary, Alberta             September,  2003 to  present;
                             Chairman and Chief  Executive
                             Officer,   Pointwest   Energy
                             Inc.  from  2000 to  December
                             2003;   Chairman   and  Chief
                             Executive Officer,  Westpoint
                             Energy  Inc.   from  1999  to
                             2000;   and   President   and
                             Chief   Operating    Officer,
                             Anderson   Exploration   Ltd.
                             from 1992 to 1999

Jeffrey S.                   President      and      Chief     1994            631,491                 686,431
Boyce(2)(3)(4)(5)            Executive  Officer  of  Clear
Calgary, Alberta             Energy  Inc.   from   January
                             2003 to  present;  From  July
                             1994   to    January    2003,
                             President,   Chief  Executive
                             Officer of VRL

Claudio A. Ghersinich        Executive   Vice   President,     1994            932,962               1,812,906
Calgary, Alberta             Business  Development  of VRL
                             from    December    2000   to
                             present;    Executive    Vice
                             President   and  Director  of
                            VRL from February 1995 to
                             December 2000

Lorenzo Donadeo              President      and      Chief     1994            523,716               1,989,614
Calgary, Alberta             Executive   Officer   of  VRL
                             from January 2003 to present;
                             Executive Vice President and
                             Chief Operating Officer of VRL
                             from December 2000 to January
                             2003; Executive Vice President
                             and Director of VRL from
                             February 1995 to December 2000

Joseph F. Killi(2)(3)        President    of    Rosebridge     1999                 --                      --
Calgary, Alberta             Capital Corp. Inc.

NOTES:
(1)  Mr. Macdonald is the Lead Director.
(2)  Member of the Audit Committee.
(3)  Member of the Governance and Human Resources Committee.
(4)  Member of the Health, Safety and Environment Committee.
(5)  Member of the Reserves Committee.

APPOINTMENT OF AUDITORS

         The Trust Indenture provides that Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing Deloitte & Touche LLP as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders. Deloitte & Touche LLP were appointed the initial auditors of the Trust on December 16, 2002 pursuant to the terms of the Trust Indenture.

                             ADDITIONAL INFORMATION

         Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements as at and for the year ended December 31, 2003 and this Proxy Statement and Information Circular may be obtained on the SEDAR website at WWW.SEDAR.COM or from the Vice President, Finance and Chief Financial Officer of VRL at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4.

                       SCHEDULE "A" TO THE PROXY STATEMENT
                            AND INFORMATION CIRCULAR

APPROVE AMENDMENTS TO THE TRUST UNIT RIGHTS INCENTIVE PLAN TO INCREASE THE NUMBER OF TRUST UNITS RESERVED FOR ISSUANCE PURSUANT TO THE EXERCISE OF RIGHTS GRANTED UNDER THE PLAN

         "BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

         (a) the Trust Unit Rights Incentive Plan (the "Incentive Rights Plan") be amended to increase the number of Trust Units reserved for issuance pursuant to the exercise of rights granted under the Incentive Rights Plan to 6,775,000 Trust Units; and

         (b) any director or officer of VRL be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders."

                       SCHEDULE "B" TO THE PROXY STATEMENT
                            AND INFORMATION CIRCULAR

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE              COMPLIANCE                          COMMENTS
------------------------------------------------  ----------    ---------------------------------------------------------
1.   The board should explicitly assume              Yes        Pursuant to the Trust Indenture, the board of
     responsibility for stewardship of the                      directors has responsibility for the stewardship of
     Company, and specifically for:                             the Trust. The board has adopted a formal mandate
                                                                setting out the board's stewardship
                                                                responsibilities. In carrying out this mandate, the
                                                                board of directors meets regularly and a broad range
                                                                of matters are discussed and reviewed for approval.
                                                                Among other things, the mandate describes the
                                                                decisions of the Trust that require prior approval
                                                                of the board, measures for receiving Unitholder
                                                                feedback and the board's expectations of management.

     (a) adoption of a strategic planning            Yes        The board participates with management in the
         process and approval of a strategic                    development and approval of the Trust's strategic
         plan which takes into account (among                   plan, which takes into account the Trust's opportunities
         other things) the opportunities and                    and risks associated with its business. The board also
         risks of the business;                                 approves all overall plans and strategies, budgets,
                                                                internal controls and management information
                                                                systems, risk management as well as interim and
                                                                annual financial and operating results. At regularly
                                                                scheduled meetings, members of the board and
                                                                management discuss a broad range of issues relevant
                                                                to the Trust's strategy.

     (b) identification of principal risks,          Yes        The board's participation in the strategic planning
         and implementing risk management                       process involves consideration of the principal risks
         systems;                                               inherent in the Trust's business. The Audit Committee
                                                                of the board of directors addresses specific risks
                                                                and risk management in its review of the Trust's
                                                                financial statements. The Health, Safety and
                                                                Environment Committee addresses specific risks and
                                                                risk management related to the Trust's environment,
                                                                health and safety activities, and compliance with
                                                                applicable rules and regulations.

     (c) succession, planning and monitoring         Yes        With the oversight of the Lead Director, the board of
         senior management;                                     directors is responsible for succession planning at
                                                                the board and senior management levels. The
                                                                Governance and Human Resources Committee reviews
                                                                compensation policies and plans, assesses the
                                                                performance of the Trust's senior management
                                                                compared with the Trust's goals, and approves the
                                                                salary and other remuneration of the Trust's
                                                                executive officers.

     (d) communication policy; and                   Yes        The Trust's communication policy provides for open
                                                                and timely disclosure of relevant information
                                                                relating to the Trust and its business and affairs.
                                                                The board reviews the Trust's annual and interim
                                                                financial statements and selected corporate
                                                                disclosure documents, including the annual
                                                                information form, information circulars and all
                                                                prospectuses before they are publicly released. The
                                                                communication policy,

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE              COMPLIANCE                          COMMENTS
------------------------------------------------  ----------    ---------------------------------------------------------
                                                                which is reviewed by the board annually, addresses
                                                                how the Trust interacts with analysts and the
                                                                public, and contains measures for avoiding selective
                                                                disclosure.

     (e) integrity of internal control and           Yes        The Audit Committee is specifically mandated to assist
         management information systems.                        the board by reviewing the effectiveness of financial
                                                                reporting, management information and internal
                                                                control systems. The Audit Committee is mandated to
                                                                meet at least four times each year. The Audit
                                                                Committee meets with the auditors independent of
                                                                management as required. The Reserves Committee is
                                                                mandated to assist the board by reviewing the
                                                                effectiveness of the engineering reserves' reports
                                                                and related significance of the reserves on the
                                                                public and financial reporting of the Trust.

2.   Majority of directors should be                 Yes        Two members of the board are "related" and the
     "unrelated", (free from conflicting                        remaining three directors are "unrelated" to the Trust
     interests).                                                as those terms are defined in the TSX guidelines.

3.   Disclose for each director whether he           Yes        Larry Macdonald, Jeffrey Boyce and Joseph Killi are
     or she is related, and how that                            unrelated to the Trust as that term is used in the TSX
     conclusion was reached.                                    guidelines. Each of these directors is independent of0
                                                                management and is free from any interest, business
                                                                or other relationship that could, or could
                                                                reasonably be perceived to, materially interfere
                                                                with their ability to act in the Trust's best
                                                                interests, and none of them has received any
                                                                material compensation from the Trust, although each
                                                                director is eligible to participate in the Trust
                                                                Unit Rights Incentive Plan. Claudio Ghersinich and
                                                                Lorenzo Donadeo are related directors as both are
                                                                senior executive officers of the Trust.

4.   Appoint a committee:

     (a) responsible for the appointment and         Yes        The board has constituted a Governance and Human
         assessment of directors; and                           Resources Committee which is responsible for
                                                                nominating new directors and assessing the board as
                                                                well as individual directors on an ongoing basis.
                                                                With respect to new directors, the full board
                                                                determines the competencies, skills and personal
                                                                qualities that the Governance and Human Resources
                                                                Committee should seek in new board members to add
                                                                value to the Trust.

     (b)  composed exclusively of outside (i.e.      Yes        All of the members of the Governance and Human
          non-management) directors, the                        Resources Committee are unrelated directors.
          majority of whom are unrelated.

5.   Implement a process for assessing               Yes        The Governance and Human Resources Committee has been
     effectiveness of the board and its                         mandated to perform assessments of the board as a
     committees and individual directors.                       whole, the committees of the board, the Lead Director
                                                                and the other individual directors on an ongoing
                                                                basis. Individual director evaluations regarding the

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE              COMPLIANCE                          COMMENTS
------------------------------------------------  ----------    ---------------------------------------------------------

                                                                effectiveness and contribution of the directors are
                                                                completed by the Governance and Human Resources
                                                                Committee on an annual basis.

6.   Provide orientation and education               Yes        New directors are provided with an orientation and
     programs for new directors.                                education program which includes written information
                                                                about the duties and obligations of directors, the
                                                                role of the board and its committees, the expected
                                                                contributions of individual directors, the business
                                                                and operations of the Trust, and opportunities for
                                                                meetings and discussion with senior management and
                                                                other directors. The details of the orientation of
                                                                each new director are tailored to that director's
                                                                individual needs and areas of interests.

7.   Examine the size of the board with a            Yes        The board of directors consists of five members. The
     view to improving effectiveness.                           board of directors is committed to reviewing the
                                                                number of directors regularly and currently
                                                                considers five directors to be appropriate for the
                                                                Trust's size and a number that facilitates effective
                                                                decision-making, as well as an appropriate mix of
                                                                backgrounds and skills for the stewardship of the
                                                                Trust.

8.   Review compensation of directors in             Yes        The Governance and Human Resources Committee reviews
     light of risks and responsibilities.                       and reports to the board of directors on compensation
                                                                issues. The board has determined that the current
                                                                compensation realistically reflects the
                                                                responsibilities of and risks involved in being a
                                                                director.

9.   Committees should generally be                  Yes        All board committees are made up of unrelated
     composed of outside directors, a majority                  directors.
     of whom are unrelated.

10.  Appoint a committee responsible for             Yes        The Governance and Human Resources Committee, which is
     approach to corporate governance issues.                   comprised solely of unrelated directors, is responsible
                                                                for governance issues and the Trust's response to
                                                                the TSX's governance guidelines or other applicable
                                                                governance rules or guidelines.

11.  (a) Develop position                                       The board  and the CEO  develop  position  descriptions
         descriptions and mandates for the                      for the  board  and the CEO and  define  the  limits to
         board and the Chief Executive  Officer                 management's responsibilities.
         (CEO), and define limits to
         management's responsibilities for:

         (i)  the board; and                         Yes        The board has ultimate responsibility for the
                                                                stewardship of the Trust.

         (ii) the Chief Executive Officer.           Yes        Day-to-day leadership and management are the
                                                                responsibility of the President and CEO and other
                                                                management, subject to the board's stewardship. The
                                                                CEO is responsible to lead and manage the Trust
                                                                within parameters established by the board of
                                                                directors and relevant committees. The CEO is also
                                                                responsible for developing and recommending
                                                                strategic plans to the

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE              COMPLIANCE                          COMMENTS
------------------------------------------------  ----------    ---------------------------------------------------------
                                                                board of directors and for involving the board of
                                                                directors in the early stages of strategy
                                                                development. Additionally, the CEO is expected to
                                                                successfully implement capital and operating plans;
                                                                report regularly to the board of directors on the
                                                                progress and results compared with the operating and
                                                                financial objectives, and initiate courses of action
                                                                for improvement; develop and maintain a sound,
                                                                effective organization structure; and ensure
                                                                progressive employee training and development
                                                                programs.

     (b) Board should approve the Chief              Yes        The corporate objectives for which the CEO is
         Executive Officer's corporate                          responsible are set by the board of directors, which,
         objectives, and assess the Chief                       with the oversight of the Lead Director, assesses the
         Executive Officer against these                        CEO against such objectives.
         objectives.

12.  Establish structures and procedures             Yes        The board has appointed Larry Macdonald, an unrelated
     to enable the board to function                            director, to act as the Lead Director of the board to
     independently of management.                               ensure the board acts independently of management
                                                                and properly discharges its responsibilities, and
                                                                the board has adopted terms of reference with
                                                                respect to the Lead Director's role. The Lead
                                                                Director ensures that the board meets on a regular
                                                                basis without management, emphasizes the boundaries
                                                                between the board's and management's
                                                                responsibilities, ensures prospective board members
                                                                understand the role and contribution of directors,
                                                                and ensures the board addresses its responsibilities
                                                                in relation to corporate governance.

     (a) Ensure an Audit Committee has a             Yes        The Audit Committee is comprised of Messrs.
         specifically defined mandate and                       Macdonald, Boyce and Killi. The Audit Committee
         direct communication channels with                     reviews the Trust's interim unaudited consolidated
         internal and external auditors.                        financial statements and annual audited consolidated
                                                                financial statements and certain corporate
                                                                disclosure documents including the annual
                                                                information form, management's discussion and
                                                                analysis, annual and interim earnings press
                                                                releases, offering documents (including all
                                                                prospectuses) and other offering memoranda before
                                                                they are approved by the board of directors. The
                                                                Committee reviews and makes a recommendation to the
                                                                board of directors in respect of the appointment and
                                                                compensation of the external auditor and it monitors
                                                                accounting, financial reporting, control and audit
                                                                functions. The Audit Committee meets to discuss and
                                                                review the audit plans of external auditors and it
                                                                is directly responsible for overseeing the work of
                                                                the external auditor with respect to the preparing
                                                                or issuing of the auditor's report or the
                                                                performance of other audit, review or attest
                                                                services, including the resolution of disagreements
                                                                between management and the external auditor
                                                                regarding financial reporting. The Committee
                                                                questions the external auditor independently of
                                                                management and

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE              COMPLIANCE                          COMMENTS
------------------------------------------------  ----------    ---------------------------------------------------------
                                                                reviews a written statement of its independence
                                                                based on the criteria found in the recommendations
                                                                of the Canadian Institute of Chartered Accountants.
                                                                The Committee must be satisfied that adequate
                                                                procedures are in place for the review of the
                                                                Trust's public disclosure of financial information
                                                                extracted or derived from its financial statements
                                                                and it periodically assesses the adequacy of those
                                                                procedures. The Audit Committee must approve or
                                                                pre-approve, as applicable, any non-audit services
                                                                to be provided to the Trust by the external auditor.
                                                                In addition, it reviews and reports to the board of
                                                                directors on the Trust's risk management policies
                                                                and procedures and reviews the internal control
                                                                procedures to determine their effectiveness and to
                                                                ensure compliance with the Trust's policies and
                                                                avoidance of conflicts of interest. The Committee
                                                                has established procedures for dealing with
                                                                complaints or confidential submissions which come to
                                                                its attention with respect to accounting, internal
                                                                accounting controls or auditing matters.

     (b)  All members of the Audit Committee         Yes        All members of the audit committee are unrelated
          should be unrelated directors and                     directors and are financially literate. The chair of
          should be financially literate. At                    the Audit Committee, Joseph Killi, is a chartered
          lease one member should have                          accountant and has accounting and financial expertise.
          financial expertise.

13.  Implement a system to enable                    Yes        In addition to the authority of committees to retain
     individual directors to engage outside                     external advisors in connection with their
     advisors at the Company's expense.                         responsibilities, individual directors may engage
                                                                outside advisors at any time (at the expense of the
                                                                Trust) to provide advice on a corporate decision or
                                                                action.